

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 12, 2008

Mr. H. Douglas Saathoff
Chief Executive Officer
Nighthawk Systems, Inc.
10715 Gulfdale, Suite 200
San Antonio, TX 78216

> **Re**: **Nighthawk Systems, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 0-30786**

Dear Mr. Saathoff:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director